CONTACT: Michael P. Hawks            (NYSE -- BMC)
         (612) 851-6030              FOR IMMEDIATE RELEASE


                                 BMC INDUSTRIES, INC.
                            ANNOUNCES INTENT TO ESTABLISH
                              A BRAZILIAN JOINT VENTURE


August 15, 1997 -- Minneapolis, MN -- BMC Industries, Inc. today announced that its Vision-Ease Lens, Inc. subsidiary has signed a letter of intent to purchase Macprado Produtos Oftalmicos Ltda, a Brazilian lens manufacturer and distributor. Vision-Ease and Corning, Inc. of Corning, New York will be 50/50 partners in the acquisition. The transaction is expected to close in the fourth quarter of this year.

Macprado, is an established Brazilian lens manufacturer and distributor of glass and plastic ophthalmic lenses with in excess of a 20% share of the Brazilian opthalmic lens market. While Brazil is the largest ophthalmic lens market in South America, Macprado also distributes lenses to all of the other countries in the South American Mercosul Free Trade Zone. Macprado's sales in 1996 were in excess of $15 million.

BMC believes that the South American ophthalmic lens market presents a significant growth opportunity for Vision-Ease and Corning. Vision-Ease will manage the manufacturing operation using its demonstrated lens manufacturing capabilities and will take a leading role over time in the entire operation. Corning will lend its broad business knowledge of Brazil and an international brand name. In addition, Vision-Ease views the joint venture as an opportunity to introduce new products into the South American marketplace.

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. Through Vision-Ease, the Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".



                                 Page 81